Prospectus Supplement
John Hancock CQS Asset Backed Securities Fund (the fund)
Supplement dated April 10, 2025, to the current Prospectus, as may be supplemented (the Prospectus)
The information in the following sections of the Prospectus are amended as noted below: Cover Page of the Prospectus, “Prospectus Summary - Investment Objective and Principal Investment Strategies”, “Investment Program - Principal Investment Strategies”, “Investment Program - Background on
ABS-Related
Investments”, “Fees and Expenses” table, “Purchase Terms”, “Prospectus Summary - The Investment Advisor and Subadvisor” and “Management of the Fund - The Advisor and the Subadvisor”.
Cover Page
Prospectus Summary - Investment Objective and Principal Investment Strategies
Investment Program - Principal Investment Strategies
The following disclosure will be added after: (i) the fourth paragraph of the Cover Page of the Prospectus on page i of the Prospectus; (ii) the third paragraph under “Investment Objective and Principal Investment Strategies” in the “PROSPECTUS SUMMARY” section on pages
1-2
of the Prospectus; and (iii) the third paragraph under “Principal Investment Strategies” in the “INVESTMENT PROGRAM” section on page 14 of the Prospectus, as follows:
The investment objective of the fund is a fundamental policy and as such cannot be changed without the approval of the holders of a majority of the fund’s outstanding voting securities, which as used in this Prospectus, means the lesser of (a) 67% of the shares of the fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the fund (the “Required Shareholder Vote”).
The following policy of the fund is a fundamental policy and as such cannot be changed without the Required Shareholder Vote.
Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in
ABS-Related
Investments. To the extent the fund’s investments in derivatives and other synthetic instruments provide investment exposure to
ABS-Related
Investments, such derivatives and synthetic instruments will be counted toward satisfaction of this 80% policy.
The following disclosure in the third paragraph under “Investment Objective and Principal Investment Strategies” in the “PROSPECTUS SUMMARY” section on pages
1-2
of the Prospectus shall be deleted:
The Board may change the investment objective of the fund without shareholder approval.
Similarly, the following disclosure in the second paragraph under “Background on
ABS-Related
Investments” in the “INVESTMENT PROGRAM” section on page 15 of the Prospectus shall also be deleted:
The Board of Trustees of the fund (the “Board”) may change the investment objective of the fund without shareholder approval.
Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.

Fees and Expenses
Footnote (1) to the table of the “FEES AND EXPENSES” section on page 11 of the Prospectus is amended and restated as follows:

(1)
Class A Share investments may be subject to a maximum sales charge of 2.50%. Such sales load will not form part of an investor’s investment in the fund. Any sales load will reduce the amount of an investor’s initial or subsequent investment in the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor. Class U Shares and Class I Shares are each not subject to a sales load; however, investors purchasing Shares through certain brokers or selling agents (“financial intermediaries”) could be required to pay transactional or other fees on purchases and sales of Class U Shares or Class I Shares to their financial intermediary in such amounts as their financial intermediary may determine. Any such fees will be in addition to an investor’s investment in the fund and not deducted therefrom. Potential investors should consult with their financial intermediary about the sales load and any additional fees or charges their financial intermediary might impose on each class of Shares.

Purchase Terms
The section of the Prospectus “PURCHASE TERMS” on pages 48 – 51 is amended to add the following disclosure after the eighth paragraph:
The fund has authorized one or more financial intermediaries to receive on its behalf purchase and repurchase orders. The fund will be deemed to have received a purchase or repurchase order when an authorized financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order. A purchase order will be priced at the appropriate price next computed after it is received in “good order” by a financial intermediary (or, if applicable, such financial intermediary’s authorized designee). The definition of “good order” may vary among financial intermediaries.
The section of the Prospectus “PURCHASE TERMS” on pages 48 – 51 is amended to add the following disclosure after the ninth paragraph:
Financial Intermediary-Requested Intra-Fund Exchanges: Financial intermediaries may, in connection with a change in a client’s account type or otherwise in accordance with a financial intermediary’s policies and procedures, request, on behalf of the intermediary’s clients, that the fund exchange Shares of one class of Shares of the fund held by such clients for Shares of another class of Shares of the fund. Any such exchange will not be subject to a sales charge. The fund will only complete such an exchange at the request of a financial intermediary and without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria (but subject to the client otherwise meeting the criteria for investment in the target class of Shares as set forth herein). An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.
Shares of one class of the fund will be exchanged for Shares of a different class of the fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given Share class will differ from those of other Share classes, and a Shareholder receiving new Shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange.
PROSPECTUS SUMMARY - The Investment Advisor and Subadvisor
The third paragraph under “The Investment Advisor and Subadvisor” in the “PROSPECTUS SUMMARY” section on page 2 of the Prospectus is amended and restated as follows:
The Subadvisor is a registered investment adviser with the SEC under the Advisers Act and is a Delaware limited liability company. The Subadvisor is also an indirect principally owned subsidiary of Manulife Financial Corporation. The Subadvisor handles the fund’s portfolio management activity, subject to oversight by the Advisor. The Subadvisor had approximately $2.69 billion in assets under management as of December 31, 2024. The Subadvisor is located at 152 West 57th Street, 40th Floor, New York, NY 10019. Manulife | CQS Investment Management is the trading name of the Subadvisor and CQS (UK) LLP. As of December 31, 2024, Manulife | CQS Investment Management had total assets under management of approximately $15.5 billion.

MANAGEMENT OF THE FUND - The Advisor and the Subadvisor
The third paragraph under “The Advisor and the Subadvisor” in the “MANAGEMENT OF THE FUND” section on page 41 is amended and restated as follows:
The Subadvisor had approximately $2.69 billion in assets under management as of December 31, 2024. The Subadvisor is located at 152 West 57th Street, 40th Floor, New York, NY 10019. Manulife | CQS Investment Management is the trading name of the Subadvisor and CQS (UK) LLP. As of December 31, 2024, Manulife | CQS Investment Management had total assets under management of approximately $15.5 billion.

Statement of Additional Information Supplement

John Hancock CQS Asset Backed Securities Fund (the fund)

Supplement dated April 10, 2025, to the current Statement of Additional Information, as may be supplemented (the SAI)

The following information in the “INVESTMENT ADVISORY AND OTHER SERVICES” section under the heading “The Subadvisory Agreement” on page 26 of the Prospectus has been amended as follows:

The Advisor entered into a Subadvisory Agreement dated October 9, 2024, with the Subadvisor (the “Subadvisory Agreement”). The Subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor. The Subadvisor is CQS (US), LLC. The Subadvisor is also an indirect principally owned subsidiary of Manulife Financial. The Subadvisor had approximately $2.69 billion in assets under management as of December 31, 2024. The Subadvisor is located at 152 West 57th Street, 40th Floor, New York, NY 10019. Manulife | CQS Investment Management is the trading name of the Subadvisor and CQS (UK) LLP. As of December 31, 2024, Manulife | CQS Investment Management had total assets under management of approximately $15.5 billion. For services rendered by the Subadvisor under the Subadvisory Agreement, the Advisor (and not the fund) pays the Subadvisor a fee, accrued daily and paid monthly in arrears, at the annual rate of 0.75% of the Managed Assets of the fund.

Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.